Mail Stop 3561

October 25, 2006

Ms. Katherine J. Harless
President
Idearc Inc.
2200 West Airfield Drive
DFW Airport, TX 75261

Re: **Idearc Inc.**
        Amendment No. 3 to Form 10 filed on 10/20/06
        File No. 1-32939

Dear Ms. Harless,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Unaudited Pro Forma Statement of Operations, page 44

1. Pro forma financial information should be presented for the most recent year and interim period only.

Notes to Unaudited Pro Form Information, page 47

2. Please revise your explanation (2) to explicitly state the dollar value of all components described. For example, the amount of interest expense included in the total adjustment should be enumerated. Also, please revise this explanation to either reference explanation (5) for the calculation of amortization of debt issuance costs or include such calculation within the text of this explanation. Such calculation should explicitly state the amortization period, not just state "over the term of the debt."

3. As a related matter, it should be clear from your expanded disclosures how you derived the expected annual net interest expense of $722 million, as stated on page 16.

4. We note from your disclosure contained in your explanation (4) and similar disclosure throughout your filing (i.e., Capitalization Table) that you describe the remaining cash balance available to you after the distribution of the note receivable payable to Verizon ($480 million) and proceeds from new debt and available cash. Please revise your explanation here and throughout your filing to explicitly state the total amount of cash distribution being paid to Verizon.

Operating Revenue, page 51

5. "Operating income margin" excluding the effects of depreciation and amortization is a non-GAAP measure and should be deleted from the filing pursuant to the guidance set forth in Release No. 34-47226. We will not object if you elect to state "operating income margin" including the effects of depreciation and amortization and also to disclose the percentage impact of depreciation and amortization on that margin. This comment applies to the disclosures presented on page 70, as well.

Pro Forma Table of Contractual Obligations, page 62

6. Please revise the disclosure in your table of contractual obligations to include a footnote explanation indicating how such interest expense was calculated. Indicate the significant contractual terms of the variable rate debt and, if applicable, any fixed rate debt. With regard to the variable rate debt, describe the significant assumptions you used in your computations. The explanation should be in sufficient detail to allow for material recalculation from the terms presented in such explanation.

Quantitative and Qualitative Disclosures about Market Risk, page 64

7. Based upon the disclosures presented in your pro forma balance sheet and in your table of contractual obligations prepared on a pro forma basis, it appears that up to $2,850 million in senior unsecured notes may be issued. Please include these in

your analysis of market risk disclosures or revise to explain why the senior unsecured notes should not be included. As a related matter, you state that you expect "a portion of" the senior term loan facilities to be subject to variable rates. Please revise to clarify whether the entire $6,250 million of debt outstanding under the senior secured term loan facilities has been considered variable for purposes of your analysis. If only a portion of this senior secured debt has been considered variable, please quantify that portion, explain how you derived it and disclose the potential increase in interest expense that would occur if the entire obligation was considered variable.

*   *   *

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director